

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Jason Morgan
Chief Financial Officer
Zoe's Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, TX 75024

>   **Re: Zoe's Kitchen, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted December 27, 2013**
>   **CIK No. 0001594879**

Dear Mr. Morgan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please refrain from using the term "success" and "continued profit growth" to describe your business. We note that you have incurred a net loss in the most recent audited period.

4. We note that 17% of your total cost of sales was chicken; 7%, beef; and 4%, feta cheese and that your menu includes soft drinks and potato chips. Do you believe this is a reflection of traditional Mediterranean cuisine a 100 years ago? We suggest revising your descriptions as appropriate. Are the potato chips prepared from scratch daily? The soft drinks?

Market, Ranking and Industry Data, page ii

5. Please confirm that all market data cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

6. We note your disclosure that you use data from Technomic, Inc. market research, surveys and other sources. Please provide us with a copy of such data as it relates to the statements you make in the prospectus.

7. Please revise this section to remove the implication that information contained in the prospectus may not be accurate or reliable by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Our Company, page 1

8. It is unclear whether you are trying to state that Zoe's has historically been a high growth company or that it will always or for the foreseeable future will be one. Please revise.

9. Please revise to explain how despite your customers' desire for freshly-prepared food you have been unable to make a profit for the past three years and interim period.

10. Also, please either tell us why you believe your brand delivers on your customers' passion for life or delete.

Our Concept, page 2

11. Please clarify whether your statement that you use "fresh produce and proteins that are predominantly preservative and additive free" is the basis for your statements that your

meals and ingredients are "high quality." Please also clarify whether "fresh produce and proteins" means that your ingredients are never frozen.

Our Industry, page 2

12. Tell us what you mean when you say you promote your brand as an extension of your customers' own kitchens. If it means nothing, please revise or remove.

Our Strengths, page 2

13. Please note the references to "time-honored healthy preparations" and allowing "customers to unite flavor and wellness." Please revise here and elsewhere to avoid confusing investors who might believe you are asserting that eating at your restaurants makes people healthy. Alternately, provide us with support with respect to your restaurants.

14. Please revise to clarify what you mean by a "choice" side item.

Delivering a Contemporary Mediterranean Experience, page 4

15. Refer to the next-to-last sentence in the second paragraph of this section. Please revise to clarify that your team members do not expect to receive tips as well as your statement that they do not need to tip others.

Diverse Revenue Mix, page 4

16. Please revise the penultimate sentence in this section. Do you mean that you believe that the availability of alcoholic beverages at a majority of your outlets makes them a natural choice for dinner and the absence of such beverages at other outlets makes them a natural choice for dinner? That's what you appear to be saying.

Attractive Unit Economic Model, page 4

17. Please explain what you mean by an "attractive" unit economic model and a "sophisticated, predictive" site selection strategy.

18. Please revise the last paragraph on page 4 to disclose the number or percentage of your company-owned restaurants that have exceeded the AUV and cash-on-cash return targets.

Increase Comparable Restaurant Sales, page 5

19. Please revise your statement that you utilize a "proven" marketing strategy or clarify that you don't believe that a strategy has to produce a profitable company to be called proven.

20. Please explain how you create "emotional connections" with your customers' passions and desires and how you have determined that they have the passions and desires detailed in this section. Alternately, revise.

Improve profitability, page 6

21. Please revise to say achieve profitability as your financial statements indicate that you have been unable to make a profit for the past three years and interim period.

Equity Sponsor, page 8

22. Please reposition the information about Brentwood elsewhere in the prospectus. It does not appear so material to an investment decision in your securities.

The Offering, page 10

23. Reference is made to the fourth bullet point on page 11 with respect to shares of common stock issuable upon the exercise of outstanding stock options to be issued to certain officers, directors, employees and consultants with an exercise price equal to the initial public offering price. Please tell us and revise your filing, where applicable, to disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants. As part of your response to us and revised disclosure, please include the expected timing of the issuance of options and the amount of compensation expense, if any, that will be recognized upon consummation of the IPO.

Summary Historical Consolidated Financial and Other Data, page 12

24. We note from your disclosure in the last paragraph on page 12 that the table on the following page does not give effect to the stock split of your common stock. We also note that the stock split of your common stock is to be effected prior to the completion of the offering. In this regard, please be advised you are required to give retroactive effect to the stock split prior to the effectiveness of the registration statement, and earnings per share and pro forma earnings per share should also be revised accordingly. Please confirm your understanding of this matter. Refer to the guidance in SAB Topic 4:C.

25. Please revise footnote (2) on page 14 to state that the adjusted pro forma per share data gives effect to the events as if they have occurred on January 1, 2013 rather than October 7, 2013.

26. Reference is made to footnote (d) on page 14. Please revise your footnote to show the calculation of adjusted pro forma weighted average common stock outstanding on a basic and diluted basis.

27. Reference is made to footnote (7) on page 16. We note from your disclosure that one of the reasons management uses the non-GAAP financial measure, Adjusted EBITDA, is because your credit facility uses measures similar to Adjusted EBITDA to measure compliance with certain covenants. In this regard, please tell us if this is a material term of the credit agreement. If so, please expand your disclosures within the liquidity and capital resources section of MD&A to discuss the usage of Adjusted EBITDA in relation to the material covenant(s) as it is not apparent from your current disclosures. Your revised disclosure should also include the amount or limit required for compliance with such covenant(s) and the actual or reasonably likely effects of compliance or non-compliance with the covenant(s) on the company's financial condition and liquidity.

28. If the covenant which includes Adjusted EBITDA is not considered a material term of the credit facility, please revise your non-GAAP financial measure to comply with the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K which prohibit excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures. It appears that your measure of Adjusted EBITDA excludes charges such as management and consulting fees, closure costs, and pre-opening costs that required cash settlement. Please advise or revise accordingly.

Risk Factors, page 18

29. Please add a risk factor about the faddishness of restaurants and the fickleness of consumer interest in a type of restaurant or tell us why one is not needed.

Use of Proceeds, page 46

30. Item 504 of Regulation S-K requires that you disclose the principal purposes for which net proceeds are to be used and the approximate amount intended to be used for each such purpose. We note disclosure that you intend to open between 28 and 30 restaurants in 2014. Please allocate how net proceeds will be used for such purpose or advise.

Dilution, page 50

31. We note in the last paragraph on page 51 disclosure regarding stock options to purchase shares of your common stock, and that because the exercise price, as adjusted in connection with the stock split, of the outstanding options to purchase shares of your common stock will be significantly below the estimated offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. In this regard, please tell us the nature and terms of the outstanding stock options to purchase shares of your common stock and how such stock options have been accounted for within your financial statements. Please revise the notes to your financial statements to provide the disclosure required by ASC 718-10-50. Furthermore, tell us whether such shares of stock options with exercise prices at

significantly below the estimated offering price, represent nominal issuances of shares of your common stock. We may have further comment upon receipt of your response.

Management's Discussion and Analysis, page 56

Overview, page 56

32. Please revise the first sentence or advise. From the rest of the prospectus it appears that you are a restaurant chain. A concept is an idea.

Adjusted EBITDA, page 58

33. Please move your presentation and discussion of the non-GAAP financial measure, Adjusted EBITDA, to follow your discussion of Consolidated Results of Operations beginning on page 62 as your current presentation appears to give undue prominence to the non-GAAP financial measure. Refer to the guidance outlined in Item 10(e)(1)(i)(A) of Regulation S-K.

Liquidity and Capital Resources, page 70

34. We note your net working capital deficit as of December 31, 2012 and that it has continued to increase through the period ended October 7, 2013. Please discuss material changes in working capital; reasons for such changes; and the effect the net working capital deficit has on your ability to operate your business and meet your obligations as they come due.

Equity-Based Compensation Expense, page 77

35. We note from your disclosure in the fourth paragraph on page 77 that you plan to modify certain of the awards so either the service or performance condition must be met prior to the employee vesting and that you do not expect this offering to accelerate the vesting condition. Please explain in greater detail the nature of the modification you expect to make to the awards and what accounting impact you expect it to have on your financial statements, such as additional compensation expense to be recognized at the time of your IPO. As part of your response, please provide us with your calculation for determining additional compensation expense.

36. Furthermore, we note in the last sentence of the fourth paragraph on page 77 you state as a result of the Distribution Transactions you will recognized compensation expense based upon the number of shares issued at the fair value of your IPO price. Please explain the reason(s) for this as it is not apparent from your current disclosures in the filing. As part of your response, please provide us with your calculation for determining the amount to be recognized and the basis for your accounting treatment.

37. We note from disclosures included throughout your filing you have issued stock options to purchase shares of your common stock. In this regard, please revise your equity-based compensation expense critical accounting policy to discuss the following:

- the significant factors, assumptions and methodologies used in determining the fair value of the stock-based compensation grants. As part of your response and your revised disclosure, please indicate whether the valuation of such grants was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party or an unrelated valuation specialist;
- a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and the fair value of the instrument grants for the twelve month preceding the most recent balance sheet date;
- each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation; and
- the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist, if applicable.

38. Also, revise to indicate the amount of any charge to compensation costs that will be recognized by the Company at the time of its planned public offering, if applicable. Refer to the guidance outlined paragraph 182 of the AICPA Technical Practice Aid, *Valuation of Privately-Held Equity Securities Issued as Compensation.*

39. We were unable to locate your reference to "Stock-Based Compensation Expense" mentioned in first sentence at the top of page 79. Please advise or revise your filing.

Business, page 81

40. Please clarify, if true, that your employees are paid approximately what others in the fast casual segment in the geographic areas in which you compete are paid. Is that part of what enables you to provide value to customers?

41. We note there is no discussion in your business of training your cooks. Is that because of the simplicity of the foods you sell, e.g., sandwiches and soft drinks?

Suppliers, page 92

42. To the extent that you have a sole or single-source supplier other than Sysco that you could not replace without undue disruption to your business for certain food products, please identify the sole or single-source supplier and the food products the supplier provides.

Executive Compensation, page 102

Summary Compensation Table, page 102

43. We note that you filed the registration statement prior to the end of the 2013 fiscal year. As such, please include compensation information for the 2012 fiscal year in the summary compensation table. Refer to Instruction 1 to Item 402(n) of Regulation S-K.

Narrative Disclosure to Summary Compensation Table, page 102

Incentive Unit Agreements, page 103

44. Please revise the references to "the LLC" in this section to "Zoe's Investors."

Principal Stockholders, page 106

45. Please identify the individual or individuals who have voting and dispositive power with respect to the common stock held by Brentwood Associates and related funds and Jemison Investment Company.

46. Reference is made to footnotes (6) through (11). Please tell us and revise your filing, where applicable, to disclose the nature and terms of the shares of common stock that can be acquired upon the exercise of stock options.

Certain U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders, page 117

47. Please revise this section to clarify that the tax summary discusses material U.S. federal tax consequences rather than "certain" and remove the language that it is a "general" summary and is for "general information only." Investors are entitled to rely on this section.

Note 7. Bank Line of Credit and Term Loan, page F-18

48. Based on the information described on page 47 under dividend policy, as well as the last risk factor on page 40, the ability of your subsidiaries to pay dividends is currently restricted by the terms of your Credit Facility and may be further restricted by any future indebtedness. In accordance with Rule 4-08(e)(1) of Regulation S-X, please revise your notes to the financial statements to disclose the nature and terms of significant restrictions on the Company's ability to pay dividends.

49. We note one of the covenants in your credit agreement required delivery of the 2012 audited financial statements by April 30, 2013 and that you obtained a waiver from your lender for this debt covenant with respect to the 2012 audited financial statements because you were unable to meet this requirement. Please tell us how you considered

ASC 470-10-45 with respect to such debt covenant violation with respect to your classification of debt at December 31, 2012 and October 7, 2013.

Note 11. Related Party Transactions, page F-24

50. We note that immediately following the consummation of this offering, Brentwood could potentially have significant influence over all matters presented to your stockholders for approval, including election and removal of your directors, change in control transactions and the outcome of all actions requiring a majority stockholder approval. In addition, persons associated with Brentwood currently serve on your Board of Directors. Please expand your disclosure to discuss the potential significant influence and conflicts of interests in your notes to the financial statements pursuant to the requirements of ASC 850-10- 50-1.

Note 16. Subsequent Events, page F-28

51. We note that on November 11, 2013, you entered into an agreement with a third-party gift card issuer (the "Issuer"). Based on the agreement, you delegated a portion of your gift card liability to the Issuer and agreed to sell certain gift cards, which are issued by the Issuer and redeemable at your retail venues for an initial fee of $0.1 million. The Issuer has agreed to compensate you for all gift card redemptions that are the subject of the agreement. Each month, the Issuer pays you an amount for anticipated future redemptions of the subject gift cards. Please expand your disclosure to describe the basis used to determine the estimated amount for future redemptions.

52. We note that on November 1, 2013, you executed a letter of intent to purchase two franchise restaurants from one of your franchisees. The acquisition is expected to be completed in the first quarter of 2014. Please tell us and update your notes to the financial statements for significant terms of the transaction.

Power of Attorney, page II-5

53. Please identify your principal financial officer.

Exhibits, page II-6

54. Please file the offer letter with Mr. Taylor and the form of incentive unit agreement for the named executive officers as exhibits.

Exhibit 23.1

55. Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Joshua N. Korff, Esq.